UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2)*

                             ----------------------

                            Trikon Technologies, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    896187101
                                 (CUSIP Number)

                               Stephanie B. Mudick
                             Deputy General Counsel
                              Travelers Group Inc.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-8000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 20, 1998
             (Date of event which requires filing of this statement)

                             ----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

CUSIP No.  896187101                  13D                    Page 2 of 4 Pages
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Travelers Group Inc., 52-1568099
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a) |_|
                                      (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF            0
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH               2,940,548
   REPORTING     ---------------------------------------------------------------
 PERSON WITH       9    SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        2,940,548
                 ---------------------------------------------------------------

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,940,548
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCDTIONS)                                                  |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCDTIONS)

        HC
--------------------------------------------------------------------------------

            This Amendment No. 2 to the Statement on Schedule 13D, dated November 28, 1997, as amended by an Amendment No. 1 dated January 20, 1998 (the "Schedule 13D"), Travelers Group Inc.("TRV") is being filed with respect to the Common Stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a California corporation (the "Issuer").

      Item 5. Interest in Securities of the Issuer.

            (a) and (b) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

            "As of June 25, 1998, TRV may be deemed to beneficially own, through its subsidiaries, 2,940,548 shares of Common Stock, which represents 3.1% of the outstanding shares of Common Stock (based on 93,720,796 shares of Common Stock outstanding, as reported in the Issuer's press release dated May 20, 1998). As TRV no longer owns 5% or more of the Common Stock, this
      Schedule 13D is hereby terminated."


                                Page 3 of 4 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: June 26, 1998

                              TRAVELERS GROUP INC.


                              By:
                                 Name: Charles J. Gallo, Jr.
                                 Title: Assistant Controller


                                Page 4 of 4 Pages